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                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               ------------

                              SCHEDULE 14D-9

                   Solicitation/Recommendation Statement
                       Pursuant to Section 14(d)(4)
                  of the Securities Exchange Act of 1934


                                ECHLIN INC.
                         (Name of Subject Company)

                                ECHLIN INC.
                   (Name of Person(s) Filing Statement)


                  Common Stock, par value $1.00 per share
(including the associated Series A Participating Cumulative Preferred Stock purchase rights)
                      (Title of Class of Securities)

                                 278749106
                   (CUSIP Number of Class of Securities)


                          Jon P. Leckerling, Esq.
                          Senior Vice President,
                  General Counsel and Corporate Secretary
                                Echlin Inc.
                           100 Double Beach Road
                       Branford, Connecticut  06405
                              (203) 481-5751
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications
               on Behalf of the Person(s) Filing Statement)


                              With a copy to:

                        John J. McCarthy, Jr., Esq.
                           Davis Polk & Wardwell
                           450 Lexington Avenue
                         New York, New York 10017


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Item 1. Security and Subject Company.

               The name of the subject company is Echlin Inc. ("Echlin" or the "Company"), a corporation organized under the laws of Connecticut. The principal executive offices of Echlin are located at 100 Double Beach Road, Branford, Connecticut 06405. The title of the class of equity securities to which this Statement relates is the Common Stock, par value $1.00 per share (the "Common Shares"), of Echlin, including the associated Series A Participating Cumulative Preferred Stock purchase rights (the "Rights") issued pursuant to the Rights Agreement dated as of June 21, 1989, as amended (the "Rights Agreement"), between Echlin and The First National Bank of Boston, as Rights Agent.

Item 2. Exchange Offer of the Bidder.

               This Statement relates to the proposed exchange offer by SPX Corporation ("SPX"), a Delaware corporation, disclosed in a Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") dated April 30, 1998 to exchange each outstanding Common Share (including the associated Right) for an amount equal to $12.00 net in cash and 0.4796 shares of common stock, par value $10.00 per share, of SPX (the "Consideration"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 30, 1998 (the "Offer to Purchase") and the related Letter of Transmittal (which, together with the Offer to Purchase, constitutes the "SPX Exchange Offer").

               According to the Schedule 14D-1, if the SPX Exchange Offer succeeds, SPX intends to consummate a merger (the "Proposed Merger" and, together with the SPX Exchange Offer, the "SPX Transaction"), pursuant to which each Common Share then outstanding (other than Common Shares owned by SPX or its subsidiaries or held in the Company's treasury) will be converted into the right to receive the Consideration.

               According to the Schedule 14D-1, the principal executive offices of SPX are located at 700 Terrace Point Drive, Muskegon, Michigan 49443.

Item 3. Identity and Background.

               (a) The name and business address of Echlin, which is the person filing this Statement, are set forth in Item 1 above.

               (b) (1) Certain information with respect to certain contracts, agreements, arrangements or understandings between Echlin or its affiliates and certain of its executive officers, directors and affiliates is set forth in pages 9-20 of Echlin's Proxy Statement Soliciting Revocation of Demands for the Special Meeting of Echlin Shareholders (the "Revocation Proxy Statement") dated March 12, 1998, copies of which pages are attached as Exhibit 4 to this Statement and are incorporated herein by reference.

Change in Control Severance Policy

               The Company has established a Change In Control Severance Policy, dated as of December 19, 1990 and amended as of April 23, 1998, (the "Severance Policy") covering some 259 designated employees of the Company and its domestic U.S. subsidiaries, including (i) the "named executive officers" as such term is defined in Item 402(a)(3) of Regulation S-K for the fiscal year ended August 31, 1997 ("Fiscal Year 1997") (the "Named Executive Officers") and (ii) certain executive officers of the Company and officers of subsidiaries of the Company (the "Officer Participants," and together with the Named Executive Officers, "Designated Officers"). A change of control event of the Company is defined as the occurrence of one of the following events, coupled with a declaration by the Company's Board of Directors (the "Board") that such event qualifies or will qualify as a change of control (a "Qualified Change of Control") for the purposes of the Severance Policy: (i) 30 percent or more of the Company's outstanding Common Stock being beneficially held or acquired by a third party; (ii) 20 percent or more of the Company's outstanding Common Stock being purchased pursuant to a tender or exchange offer by a third party; (iii) shareholder approval of the Company merging or consolidating with or selling substantially all of its assets to another entity and the Company not being the surviving corporation; or (iv) during any two year period, a majority of individuals who are members of the Board ("Directors") at the beginning of the period ceasing to be Directors by the end of the period, unless the nomination of each new Director is approved by a two-thirds majority of those who are Directors at the beginning of the period, but explicitly excluding from those persons who can be so approved any individual whose initial assumption of office occurs as a result of either an actual or threatened election contest or other actual or threatened solicitation of proxies or consents. If the Board were to so declare, and the SPX Transaction were to be consummated according to its terms, it would constitute a Qualified Change of Control.

               Employees covered by the policy receive special severance benefits if, within two years after a Qualified Change of Control, the employee is laid off, the employee's employment is involuntarily terminated without "cause" (as defined in the Severance Policy) or the employee terminates employment for "good reason" because (i) there have been certain adverse change in the employee's duties, responsibilities, title, position, compensation, benefits or general status; (ii) the employee is required to relocate to a place of business more than 50 miles from the location where the employee works at the time of the Qualified Change of Control; (iii) the Severance Policy is not expressly assumed by a successor to or assign of the Company; or (iv) for certain Company corporate officers, including certain of the Designated Officers, the employee elects to terminate his or her employment during the 30-day period commencing one year after the Qualified Change of Control.

               Severance benefits are payable within 30 days of termination and consist of a lump sum payment equivalent to the sum of the higher of the employee's annual base salary and most recent executive bonus, if applicable, either as of the date of the Qualified Change of Control or the date of the termination for a period varying from 7.5 months to 36 months depending upon the employee's employment level. The Designated Officers other than Mr. Jones and Mr. Mancheski (who has retired) qualify for payments equivalent to 24 or 36 months. Employees covered by the policy continue to receive other benefits such as medical insurance for a period equivalent to the period associated with their severance payment. In some cases, severance payments are increased to compensate for any excise taxes resulting from the payment and any other benefits extended based upon the Qualified Change of Control.

               If a covered employee's employment ends after a Qualified Change of Control because of death, disability or for cause, or if the employee voluntarily terminates employment, other than for good reason as provided in the Severance Policy, the employee will get no special severance benefits.

Severance and Indemnification Agreements

               The Company has entered into Severance and Indemnification Agreements, dated as of April 23, 1998, with certain of the Designated Officers (the "Severance Agreements"). The Severance Agreements, like the Severance Policy described above, provide the officers with severance benefits if, within two years after a Qualified Change of Control, the officer is laid off, the officer's employment is involuntarily terminated without "cause" (defined in the same way as in the Severance Policy) or the officer terminates employment for "good reason" (defined in the same way as in the Severance Policy). In the Severance Agreements with some of the officers, the Board must make a determination that a particular event will constitute a Qualified Change of Control, and in other cases, any of the four "change of control" events shall automatically constitute a Qualified Change of Control triggering rights under the Severance Agreement without a separate determination by the Board. The benefits provided by the Severance Agreements are only intended to accrue to the extent that such benefits exceed benefits otherwise provided under the Severance Policy or any other plan or arrangement of the Company.

               Severance benefits are payable within 30 days of termination and consist of a lump sum payment equivalent to, either two or three times (depending upon the officer) the sum of the higher of the officer's annual base salary and his most recent paid or targeted annual executive bonus, either as of the date of the Qualified Change of Control or the date of the termination.

               For purposes of calculating the officers' benefits under the qualified and nonqualified defined benefit plans in which they participate,
(i) they receive additional years of service credit for all purposes under such plans equivalent to the period associated with their severance payment,
(ii) all severance compensation paid is treated as pensionable earnings for purposes of computing their benefits under the plan and (iii) all years of employment with the Company are counted as valid years of service for all purposes under the plans, regardless of when served. In addition, certain of the Severance Agreements provide for pension benefits, unreduced for early commencement, payable under the nonqualified defined benefit plans in a lump sum immediately upon termination. The Severance Agreements, like the Severance Policy, provide the officers with continued benefits such as medical insurance for the period associated with their severance payment.

               If a covered officer's employment ends after a Qualified Change of Control for cause, or if the officer voluntarily terminates employment, other than for good reason as described above, the officer will get no special severance benefits.

               On April 23, 1998, Echlin entered into indemnification agreements with Messrs. Creamer, Dauch, DeVane, Echlin, Jensen, Jones, Nusbaum and Rivard (each a "Director Indemnitee"), the nonmanagement directors of Echlin, pursuant to which Echlin has agreed, subject to certain limitations, to indemnify each Director Indemnitee for all costs, losses, and expenses (including, without limitation, attorneys' and other fees and expenses, judgments, and amounts paid in settlement) which any Director Indemnitee may incur or become liable for in connection with any threatened, pending or completed action, suit, proceeding or inquiry by reason of the fact that the Director Indemnitee is or was a director of Echlin, or is or was or had agreed to serve at the request of Echlin as a director, officer, employee or agent of another entity including any subsidiary of Echlin. Echlin has agreed to advance any such amounts to each Director Indemnitee prior to the final disposition of any action, suit, proceeding or inquiry and each Director Indemnitee has agreed to repay any advances made on his behalf if it is ultimately determined that such Director Indemnitee is not entitled to indemnification. Echlin has also agreed to obtain and maintain insurance policies providing for customary directors and officers liability insurance in appropriate amounts, subject to certain limitations.

Benefits Upon a Change in Control

               The occurrence of a Qualified Change of Control will have the following effects with respect to benefits of Directors and Designated Officers who participate in the following benefit plans of the Company:

               Unfunded, Non-Qualified Deferred Compensation Plan

               The unpaid balance, if any, of a Designated Officer's account under the Company's 1976 Unfunded Non-Qualified Deferred Compensation Plan (the "Deferred Compensation Plan") will be paid to such officer in a lump sum within 30 days of the Qualified Change of Control.

               Performance Unit Plan

               All outstanding performance units under the Company's Performance Unit Plan immediately vest on the date of the Qualified Change of Control. Performance units are valued at 100 percent of their original targeted value multiplied by a fraction representing the number of months elapsed in the three-year vesting cycle.

               Stock Option Plans

               On the occurrence of a Qualified Change of Control all options granted under the Company's 1992 Stock Option Plan, and any relevant predecessor employee stock option plan, (the "1992 Stock Option Plan") will become immediately exercisable and will be deemed to have been granted with related stock appreciation rights ("SARs"). Payment upon surrender of any such SAR shall be made immediately in cash.

               All options granted under the Company's 1996 Non-Executive Director Stock Option Plan will become immediately exercisable for the remainder of their respective terms on the occurrence of a Qualified Change of Control.

               Pension Plan

               Participants vest in pension benefits on the date of the Qualified Change of Control to the extent not otherwise vested and, as applicable, receive service credit under the pension plan equivalent to the period of time associated with any severance payment made under the Severance Policy or a Severance Agreement.

               Supplemental Executive Retirement Plan

               Participants vest in plan benefits on the date of the Qualified Change of Control. If, within two years after the Qualified Change of Control, a participant's employment is involuntarily terminated without cause or the participant terminates employment for good reason, the participant's plan benefit becomes immediately payable in a lump sum.

               Incentive and Savings Investment (401(k)) Plan

               Participants vest in their accounts on the date of the Qualified Change of Control to the extent not otherwise vested.

               Grantor Trust

               The Company has established a grantor trust with a trust company for the purpose of paying amounts due under any of the Company's compensation and benefit plans or arrangements including, without limitation, those described herein. Approximately $9.3 million has been contributed to the trust. Amounts contributed to the trust become irrevocable on the date of a change in control.

               On April 23, 1998, the Board established a Trust Administration Committee to control and manage the administration of the grantor trust, with the following officers of the Company initially appointed to serve as members of such Committee: Jon P. Leckerling (Chair), Joseph A. Onorato and Robert F. Tobey.

               (b)(2) There are no contracts, agreements, arrangements or understandings or any actual or potential conflict of interest between Echlin and its affiliates and SPX or its executive officers, directors or affiliates.

               Other than as disclosed or incorporated by reference herein, there are no contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest between Echlin or its affiliates and
(i) Echlin, its executive officers, directors or affiliates or (ii) SPX, its executive officers, directors or affiliates.

Item 4. The Solicitation or Recommendation

               (a) and (b) Recommendation and Reasons.

               THE BOARD HAS UNANIMOUSLY DETERMINED THAT THE SPX TRANSACTION, INCLUDING THE SPX EXCHANGE OFFER, IS INADEQUATE AND NOT IN THE BEST INTERESTS OF THE COMPANY, AS DESCRIBED IN MORE DETAIL BELOW. ACCORDINGLY, THE BOARD UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS OF THE COMPANY REJECT THE SPX TRANSACTION AND NOT TENDER THEIR SHARES PURSUANT TO THE SPX EXCHANGE OFFER.

               On May 3, 1998, the Board of Directors of Echlin (the "Board") met with its legal and financial advisors and unanimously concluded that the SPX Exchange Offer was inadequate and not in the best interests of Echlin, Echlin's shareholders and other constituencies of Echlin. At the same meeting, the Board decided to enter into a strategic business combination with Dana Corporation, a Virginia corporation ("Dana"). At that meeting the Echlin Board determined that the interests of the Company, its shareholders and its other constituencies would be better served if Echlin were to consummate the transaction with Dana, rather than the SPX Transaction. In reaching its conclusion, the Board received the opinion of Salomon Brothers Inc. and Smith Barney Inc. (doing business as Salomon Smith Barney) ("Salomon Smith Barney") that as of May 3, 1998, the Consideration to be paid pursuant to the SPX Exchange Offer was inadequate, from a financial point of view, to the shareholders of Echlin other than SPX and its affiliates. All members of the Board were present. A copy of the opinion of Salomon Smith Barney setting forth the qualifications, limitations and assumptions of Salomon Smith Barney related to such opinion, and matters considered by Salomon Smith Barney is attached as Exhibit 3 hereto. Shareholders are urged to read such opinion in its entirety.

               The Board recommends that shareholders reject the SPX Exchange Offer and not tender their Common Shares pursuant to the SPX Exchange Offer.

               As further described in Item 7, the Board approved the merger (the "Dana Merger") of the Company and a wholly-owned subsidiary of Dana. The terms of the Dana Merger are set forth in an Agreement and Plan of Merger (the "Merger Agreement") dated as of May 3, 1998, among the Company, Dana and Echo Acquisition Corp which is attached as Exhibit 11 hereto. In the Dana Merger, each share of Common Stock of the Company will be converted into the right to receive 0.9293 shares of common stock, par value $1.00 per share, of Dana (the "Dana Exchange Ratio").

               As a result of the Dana Merger, the Company will become a wholly-owned subsidiary of Dana and the shareholders of the Company at the consummation of the Dana Merger will own approximately 36% of the outstanding common stock of Dana.

               In connection with the execution of the Merger Agreement, Echlin entered into a Stock Option Agreement (the "Option Agreement") dated as of May 3, 1998, with Dana which is attached as Exhibit 12 hereto. Pursuant to the Option Agreement, Echlin granted to Dana an option (the "Option"), exercisable under certain circumstances, to purchase the number of Common Shares equal to 19.9% of Echlin's issued and outstanding Common Shares, at an aggregate price of $55 per share.

               Copies of the press release announcing the Board's actions and determinations, and a letter to the shareholders of the Company communicating the Board's recommendations, are filed as Exhibits 1 and 2 hereto, respectively, and are incorporated herein by reference.

               In reaching its determinations and recommendations, the Board considered numerous factors in addition to the Salomon Smith Barney opinion referred to above, including among other things the following:

     (i) the inferior value of the SPX Transaction to the Company's shareholders, as compared to the value of the Dana Merger to the Company's shareholders;

    (ii) as required by Section 33-756(d) of the Connecticut Business Corporation Act, the effects of the SPX Transaction on the interests of the Company's employees, customers, creditors and suppliers and on the interests of communities in which the offices and facilities of the Company are located as well as the effects of the Dana Merger on the interests of these constituencies;

   (iii) the Board's familiarity with, and management's view of, the Company's business, financial condition, results of operations, business strategy and future prospects, including in particular the strategy and prospects reflected in the Company's strategic plan, the nature of the markets in which Echlin operates and Echlin's position in such markets, and the Board's belief, based on the factors described herein, that the SPX Exchange Offer does not reflect the inherent value of the Company;

    (iv) the numerous conditions to which the SPX Exchange Offer is subject, including obtaining of the financing (the conditions to which are not disclosed in the Schedule 14D-1), as well as many other conditions that are in the sole discretion of SPX;

     (v) the lack of sufficient disclosure in the Schedule 14D-1 regarding the proposed terms of the financing of the SPX Exchange Offer, the possibility that restrictive covenants or other conditions to such financing would have a negative impact on the ability of SPX to maintain and/or expand the proposed combined business and/or conduct the share repurchase programs promised by SPX and the effect of the SPX Transaction on the combined entity's capital structure and credit ratings;

    (vi) the Board's belief that the SPX Exchange Offer appears to be based on a seriously flawed analysis of the benefits of a combination of the two companies, including

          o the apparent view by SPX's management that it is possible to eliminate wholesale distributors from the distribution chain without suffering serious loss of sales and revenues from the reaction by such distributors to any attempt to eliminate them from the distribution chain;

          o the apparent failure of SPX's management to take into account the negative reaction by many of the Company's large customers to the takeover by SPX of Echlin, with the potential for a significant losses of revenues and operating income of the combined entity;

          o the unsupported view by SPX's management that the cost-savings targets which are contained in the Schedule 14D-1 are attainable without inflicting serious damage on the combined entity's long-term earnings potential and the likelihood that, as a result of SPX's inability to meet these targets, the SPX Transaction will be dilutive to the shareholders of the combined entity;

          o the potential difficulties involved in a takeover by SPX of a significantly larger company such as Echlin, which has annual revenues that are four times greater than the revenues of SPX, and of the negative consequences to the combined entity if such difficulties are not overcome on a timely basis;

          o the lack of significant commonality between the products of the Company and SPX;

          o the lack of significant commonality between the distribution channels used by the Company and SPX; and

          o the difficulties that might arise in integrating dissimilar cultures and workforces;

   (vii) the absence of any specific credible information from SPX which would substantiate SPX's claims of potential synergies between Echlin and SPX as well as the Board's belief that there is a lack of such synergies, combined with the Board's view that the Dana Merger will result in significant synergies for the combined entity and will therefore benefit Echlin's shareholders and other constituents;

   (vii)  certain risks associated with the SPX Transaction identified in
          Schedule 14D-1; and

  (viii) the fact that the SPX Exchange Offer is taxable to Echlin shareholders, thereby further reducing the current value of the SPX Exchange Offer.

               The foregoing discussion of the information and factors considered and given weight by the Board is not intended to be exhaustive. In view of the variety of factors considered in its evaluation, the Board did not find it practicable to and did not quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendation. In addition, individual members of the Board may have given different weights to different factors.

Background

               In February 1997, Trevor O. Jones, then Chairman and interim Chief Executive Officer of the Company, met informally with John B. Blystone, Chairman and Chief Executive Officer of SPX to discuss a number of general topics concerning the vehicle industry. No specific proposal regarding a business combination between the two companies was made at the meeting.

               In November 1997, Larry McCurdy, who had succeeded Mr. Jones as President and Chief Executive Officer of the Company, met with Mr. Blystone to discuss business in general. A possible business combination between the two companies was discussed at the meeting. General discussion regarding a business combination also took place on November 24, 1997, between Robert F. Tobey, the Company's Vice President - Corporate Development and Patrick J. O'Leary, SPX's Vice President - Finance and Chief Financial Officer. However, SPX did not come forward in either meeting with any specific proposal regarding any business combination or with specific evidence of synergies that would result from a business combination. During the course of his meeting with Mr. O'Leary, Mr. Tobey stated that in order to understand SPX's views regarding potential synergies, the parties should exchange confidential information subject to appropriate protections. Mr. O'Leary categorically rejected the suggestion. Accordingly, Mr. Tobey advised that in these circumstances further discussions would not be fruitful.

               On December 12, 1997, following a conversation between Mr. McCurdy and Mr. Blystone, Mr. McCurdy received a letter from Mr. Blystone setting out Mr. Blystone's thoughts on a business combination of the two companies. The letter stated that SPX was thinking about a price "in the $40's range", and contained a suggestion that the letter itself be shared with the Board.

               On December 17, 1997, the Board had a full discussion of the views expressed in Mr. Blystone's letter. Based on all of the information available to the Board at the time, including the contents of Mr. Blystone's letter, the Board determined that it had no interest in pursuing further discussions with SPX regarding a business combination. That same day, Mr. McCurdy wrote a letter to Mr. Blystone stating that Mr. McCurdy had shared Mr. Blystone's views with the Board, and that the Company's position remained that the Company had no interest in further discussions with SPX regarding a business combination.

               On December 18, 1997, each member of the Board received a letter from Mr. Blystone enclosing a copy of his December 12 letter and reiterating his views on the merits of a business combination.

               On December 23, 1997, Mr. McCurdy discussed by telephone Mr. Blystone's letters of December 12 and December 18 with each member of the Board. Following these discussions, Mr. McCurdy sent a letter to Mr. Blystone stating that the Board was of the unanimous view that the Company did not have an interest in pursuing discussions with SPX.

               On January 6, 1998, the Company was notified by SPX that it was filing a Premerger Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 ("HSR") seeking to acquire up to 100% of the voting securities of the Company.

               On January 8, 1998, Mr. McCurdy wrote to Mr. Blystone acknowledging receipt of notice of SPX's HSR filing and advising SPX that the Company and its advisors stood ready to aggressively defend Echlin's shareholders' interests.

               On February 17, 1998, the Board of Directors of the Company received a letter from SPX indicating that it was prepared to make an unsolicited offer to acquire all of the outstanding shares of Echlin and stating that SPX desired to enter into negotiations with the Company regarding a business combination, as well as offer materials in connection with the proposed offer, preliminary solicitation materials to solicit demands that a special meeting be called and held, and certain other materials which were filed by SPX with the Securities and Exchange Commission that day. On the same day SPX publicly announced details of its proposed offer and the Company issued the following press release:

             ECHLIN INC. COMMENTS ON HOSTILE TAKEOVER PROPOSAL
                            BY SPX CORPORATION

     -- Auto Parts Company Says It Will Continue To Implement Its Own
                 Strategic Plan To Build Economic Value --

      BRANFORD, Conn., February 17, 1998--Echlin Inc. (NYSE: ECH) confirmed today, in response to SPX Corporation's unsolicited takeover proposal and consistent with its fiduciary responsibilities, that its board of directors will review the SPX proposal in due course. To that end, Echlin has retained Salomon Smith Barney and Davis Polk & Wardwell to assist it in its review of the proposal.

      Echlin stated that shareholders need not take any action at this time with respect to the proposal, and requested they await the recommendation of Echlin's board.

      Echlin Chairman, President and CEO Larry McCurdy said, "Echlin's management and board of directors had previously been contacted by SPX, and after careful evaluation of a proposed combination, unanimously rejected the idea based upon two major concerns: the lack of market synergies between the two companies, and, our significantly different views on the future of the automotive parts business and how it may best be served. At that time, Echlin's board communicated to SPX that such a combination did not make good business sense, and that it was clearly not in the best interests of Echlin's shareholders, customers or employees. Echlin informed SPX that it had no interest in pursuing the matter."

      "The board and management of Echlin reiterated their conviction that prospects for the company are extremely bright. Echlin is making significant progress in implementing its previously announced, strategic repositioning plan," Mr. McCurdy continued. "Key elements of the plan include divestiture of underperforming or non-strategic businesses; factory rationalizations; aggressive cost cutting aimed at profit improvements; heightened asset management and cash flows gains; and, a steadfast commitment to incorporating the EVA framework to enhance value."

      Mr. McCurdy concluded, "Echlin will continue to implement its well-conceived strategic plan to build economic value."

      Echlin, with annual sales of $3.6 billion, manufactures a wide scope of safety-and efficiency-related products for the world's 650 million motor vehicles. It employs 30,000 associates in over 150 operations spread across six continents.

      Certain statements included above are forward-looking, and involve risks and uncertainties which could cause actual results to differ materially from those implied. Information about potential factors identified by the company, which could affect its actual financial results, is included in the company's Form 10-K filed in November 1997 with the SEC."

               On March 25, 1998 SPX announced that it has delivered to Echlin demands from more than 35% of Echlin shareholders requesting that Echlin call a special meeting of Echlin shareholders and further announced that such special meeting will be held no later than June 23, 1998.

               On April 6, 1998, the Company issued the following press release:

               ECHLIN ANNOUNCES THAT SPX FAILED TO DELIVER VALID DEMANDS NECESSARY TO CALL A SPECIAL MEETING; INITIATES SUIT AGAINST SPX FOR MAKING MISLEADING STATEMENTS

      BRANFORD, CONN., April 6, 1998 -- Echlin Inc. (NYSE:ECH), global motor vehicle parts manufacturer, today announced that, contrary to SPX Corporation's announcement on March 24, 1998, SPX has not delivered sufficient valid demands to Echlin to require Echlin to call a special meeting of Echlin shareholders.

      Echlin's Secretary and General Counsel, Jon Leckerling, stated, 'Echlin retained an independent public accounting firm, Coopers & Lybrand, to conduct the count of demands delivered by SPX. Based on the count provided by Coopers & Lybrand, Echlin has determined that, on March 25, 1998, SPX delivered valid, unrevoked demands to call a special meeting of shareholders of Echlin amounting to approximately 2% of the total outstanding shares.'

      Echlin is taking appropriate legal actions in connection with the actions of SPX and the statements made by SPX in claiming to deliver valid demands which were deficient. Mr. Leckerling stated, 'Echlin is filing today a complaint in the Connecticut federal district court against SPX alleging violations of federal securities laws by SPX in connection with SPX's actions and its false statements.'

      A letter sent by Mr. Leckerling to John Blystone, Chairman, President and Chief Executive Officer of SPX, follows.

      "Dear Mr. Blystone:

      We received from you on March 25, 1998, demands for a special meeting of Echlin shareholders, which purported to represent in excess of 35% of the outstanding shares of Echlin. SPX made a public announcement that Echlin will be required to call a special meeting of its shareholders due to the delivery of such demands, and repeated that claim on numerous occasions. As Secretary of Echlin, I have retained the independent public accounting firm of Coopers & Lybrand to conduct the count of the demands and revocations Echlin received. Based on the work of Coopers & Lybrand, I have determined that shareholders representing only 1,189,040 shares (or 1.9% of the total outstanding stock) delivered valid demands on March 25, 1998. Of course, this means that Echlin is not required to call a special meeting of shareholders under Connecticut law and, absent such requirement, Echlin does not intend to call such a special meeting.

      The vast majority of demands delivered by you were deficient in several respects. First, although you selected February 17, 1998 as the record date by signing and delivering your demand on that date, a large number of the demands delivered by you were solicited using a different record date. Therefore, those demands are invalid. Second, a large number of the demands delivered by you cannot be traced by this corporation to the registered holder of Echlin's stock. Specifically, you have delivered demands from persons and institutions who do not have a necessary proxy from a registered holder of this corporation's stock and, therefore, such demands come from persons and institutions who are not authorized to vote on the affairs of this corporation. Again, those demands are invalid.

      Echlin believes that your misuse of the proxy solicitation process and your false and misleading announcement that SPX obtained sufficient valid demands to call for a special shareholder meeting irreparably tainted the solicitation process, misled our shareholders and created uncertainty in the marketplace. Moreover, you and your management team have put Echlin and its shareholders through considerable, unnecessary expense and disturbance when you knew or should have known that the entire process you initiated was fatally flawed. Accordingly, Echlin has today filed an action in the Connecticut federal court with the objective, inter alia, of ensuring future compliance by SPX with the requirements of the federal securities laws."

               Certain subsequent litigation related to the demands solicitation is described further in Item 8 below.

               From time to time over the last year, senior executive officers of the Company and Dana had held discussions regarding possible areas of cooperation between the two companies and the benefits to their shareholders, customers and employees that might result from such cooperation. In late March, 1998, Mr. Southwood J. Morcott, Chairman, Chief Executive Officer and President of Dana suggested to Mr. McCurdy that they meet to discuss a possible
transaction between the companies.   Mr. McCurdy met Mr. Morcott in New York
City on March 31, 1998.  At the end of the meeting, Mr. McCurdy and Mr.
Morcott concluded that exploration of synergies between Echlin and Dana as well as mutual due diligence would be required before either company could determine whether it would enter into discussions regarding a business transaction.

               On April 20 and 21, Mr. Morcott and certain other senior officers of Dana met with Mr. McCurdy and certain other senior officers of
Echlin at Echlin's offices.   Echlin representatives made presentations on the
basis of publicly available information regarding Echlin regarding the business of Echlin.

               On April 23, the Board held a telephonic meeting and heard a status presentation by Mr. McCurdy on the contacts with Dana. Later that day, Dana and Echlin entered into a Confidentiality and Standstill Agreement which contained customary confidentiality and standstill provisions. Beginning on April 25, due diligence was conducted by Dana and its legal, financial and accounting representatives with respect to Echlin's businesses and by Echlin and its legal, financial and accounting representatives with respect to Dana's businesses. In addition, the two companies and their financial advisors discussed the possible synergies that could result from a combination of the businesses of the two companies and the range of possible valuations and commenced preliminary discussions about the terms of the proposed transaction.

               On April 30, 1998, SPX commenced the SPX Offer.

               On May 1, 1998, the Board held a special meeting to continue their consideration of the SPX Offer and to hear presentation from Mr. McCurdy on the status of discussions with Dana concerning synergy analyses and status of a possible transaction with Dana. Financial and legal advisors to the Company discussed financial and legal issues relating to both the SPX Exchange Offer and a possible transaction with Dana. The Board authorized management to continue to explore the possibility of a transaction with Dana.

               On May 2 and May 3, 1998, the parties and their financial and legal advisors engaged in negotiations regarding the Exchange Ratio, the terms and structure of a transaction and other issues. On May 3, 1998, the Board held another meeting to discuss the SPX Exchange Offer and to hear presentations from the management and advisors regarding the proposed terms of the transaction with by Dana and to discuss the transaction and its impact on the Company's shareholders and its other constituencies. Salomon Smith Barney rendered its opinions to the Company's Board of Directors that, as of such date and subject to the qualifications, limitations and assumptions set forth in each opinion, the Consideration to be paid pursuant to the SPX Exchange Offer was inadequate from a financial point of view to the shareholders of Echlin other than SPX and its affiliates, and that the Dana Exchange Ratio was fair from a financial point of view to the shareholders of Echlin other than SPX and its affiliates or Dana and its affiliates. After careful consideration, the Board unanimously concluded that the SPX Exchange Offer was inadequate, unanimously recommended that shareholders of the Company reject the SPX Transaction and unanimously approved the Merger Agreement.

Item 5. Persons Retained, Employed or to be Compensated.

               Echlin has engaged Salomon Smith Barney to act as its financial advisor in connection with the SPX Exchange Offer and related matters. Pursuant to the terms of an engagement letter dated February 17, 1998, Echlin has agreed to pay Salomon Smith Barney the following fees for its financial advisory and investment banking services:

         (i) a quarterly retainer fee of $250,000, payable on the first day of each three-month period during which Salomon Smith Barney provides such services;

        (ii) a fee of $1,000,000, payable upon the rendering of an opinion by Salomon Smith Barney as to the adequacy of the consideration to be paid to Echlin shareholders pursuant to the SPX Exchange Offer, the sale of 20% or more of the Common Shares or assets of Echlin, or certain other specified transactions (an "Alternative Transaction");

       (iii) a fee of $10,000,000 (less any fees paid under (i) and (ii)), payable on February 11, 1999, if (a) members of the Board as of December 31, 1997 (the "Current Board"), together with any new members who were elected by and recommended for nomination by the Current Board, constitute a majority of the Board or (b) no third party has acquired more than 20% of the Common Shares;

        (iv) additional fees equal to 0.350% of the aggregate consideration paid in connection with the SPX Transaction or any other transaction relating to the sale of more than 20% of the Common Shares or assets of Echlin up to $48.00 per Common Share, plus 0.750% of the aggregate consideration paid in excess of $48.00 per Common Share (less any fees paid under (i), (ii) and (iii)), contingent upon the consummation of the SPX Transaction or such other transaction; and

         (v) additional fees, customary under the circumstances, upon which Echlin and Salomon Smith Barney shall agree from time to time, in connection with any Alterative Transaction.

               Echlin has agreed to reimburse Salomon Smith Barney for reasonable out-of pocket expenses arising from the engagement, including legal fees and expenses. Echlin will also indemnify Salomon Smith Barney against certain liabilities, including liabilities under the federal securities laws. In the ordinary course of business, Salomon Smith Barney may from time to time effect transactions and hold positions in securities of the Company, SPX and Dana.

               The Company has retained Morrow & Co., Inc. ("Morrow") to assist the Company in connection with its communications with its shareholders with respect to the SPX Exchange Offer, and to provide other services to the Company in connection with, the SPX Exchange Offer and the related matters. Echlin has agreed that Morrow will be paid a reasonable and customary solicitation fee, plus reimbursement for reasonable out-of-pocket expenses. Echlin has also agreed to indemnify Morrow against certain liabilities and expenses, including certain liabilities and expenses under the federal securities laws.

               Echlin has retained Kekst & Co. ("Kekst") as its public relations advisor in connection with the SPX Exchange Offer and related matters. Echlin has agreed that Kekst will receive reasonable and customary compensation for its services plus reimbursement for reasonable out-of-pocket expenses. Echlin has also agreed to indemnify Kekst against certain liabilities and expenses, including liabilities and expenses under the federal securities laws.

               Echlin has retained Merlis Automotive Inernational ("Merlis") and Kendrick Communications ("Kendrick") as its public relations advisors in connection with the SPX Exchange Offer and related matters. Merlis and Kendrick were retained on customary terms and conditions and will receive reasonable and customary compensation for its services plus reimbursement for reasonable out-of-pocket expenses.

               Except as set forth above, neither Echlin nor any person acting on its behalf has employed, retained or compensated any person or class of persons to make solicitations or recommendations on its behalf with respect to the SPX Exchange Offer.

Item 6. Recent Transactions and Intent with Respect to Securities.

               (a) Except as described in Schedule I hereto, no transactions in Common Shares (or associated Rights) have been effected during the past 60 days by Echlin, or, to the best knowledge of Echlin, any executive officer, director, affiliate or subsidiary of Echlin.

               (b) To the best knowledge of Echlin, none of its executive officers, directors, affiliates or subsidiaries currently intends to tender Common Shares pursuant to the proposed SPX Exchange Offer or to sell any Common Shares that are owned beneficially or held of record by such persons, in each case, subject to and consistent with any fiduciary obligations in the case of Common Shares held by a fiduciary.

Item 7. Certain Negotiations and Transactions by the Subject Company.

               For the reasons discussed in Item 4 above, the Board has concluded that the SPX Exchange Offer is inadequate and not in the best interests of Echlin, its shareholders and its other constituents, and that the interests of Echlin and its shareholders would be best served if Echlin were to enter into the transactions contemplated by the Merger Agreement.

               At a meeting of the Board held on May 3, 1998, the Board approved the Dana Merger and the terms of the Merger Agreement and of the Stock Option Agreement between the Company and Dana (the "Stock Option Agreement"), entered into in connection with the Merger Agreement, and pursuant to which Dana has the option, in the event that the Merger Agreement is terminated under certain circumstances, to acquire up to 19.9% of the Company's outstanding shares at an exercise price of $55 per share. The Board's decision to enter into the Merger Agreement was based on the Board's review and consideration of the interests of the Company's shareholders and all other factors required or permitted by applicable law, including the interests of the Company's employees, suppliers, creditors and customers; the interests of the communities in which the Company operates and of society; and the long and short-term interests of the Company and its shareholders.

               The Board also considered a presentation by Salomon Smith
Barney concerning the Company and Dana and the financial aspects of the Dana Merger, and the opinion of Salomon Smith Barney to the effect that, as of May 3, 1998, and subject to the qualifications, limitations and assumptions set forth in such opinion, the Dana Exchange Ratio was fair from a financial point of view to the shareholders of Echlin other than SPX and its affiliates or Dana and its affiliates. In addition, the Board considered the terms and condition[Bs of the Merger Agreement and of the Stock Option Agreement (Exhibit 11 and Exhibit 12 hereto, respectively).

               Having considered these and a number of other factors, the Board concluded that the Dana Merger is fair and in the best interests of the Company, its shareholders and Company's other constituencies.

               Except for the negotiations with Dana in connection with the Dana Merger, Echlin is not now engaged in any negotiations which relate to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving Echlin or any subsidiary of Echlin, (ii) a purchase, sale or transfer of a material amount of assets by Echlin or a subsidiary of Echlin, (iii) a tender offer for or other acquisition of securities by or of Echlin, or (iv) any material change in the present capitalization or dividend policy of Echlin. Except in connection with the Dana Merger, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the SPX Exchange Offer which relate to or would result in one or more of the matters referred to in the preceding sentence. As of the date hereof, there have been contacts with parties (other than Dana) who have expressed interest in the possibility of pursuing various types of transactions with Echlin.

               Notwithstanding the foregoing, the Board, subject to its obligations under the Merger Agreement, may, in the future, engage in negotiations in response to the SPX Exchange Offer that could have one of the effects specified in the preceding paragraph and it has determined that disclosure of the parties thereto, and of the possible terms of any transaction or proposal of the type referred to in the preceding paragraph would jeopardize the initiation or continuation of any discussions or negotiations with respect to such transactions or proposals that Echlin may conduct. Accordingly, the Board has adopted a resolution instructing management not to disclose the possible terms of any such transaction or proposals, or the parties thereto, unless and until an agreement in principle relating thereto has been reached or, upon advice of counsel, as otherwise may be required by law.

Item 8. Additional Information to be Furnished.

Certain Litigation

               On or about February 18, 1998, Geoffrey and Jordana Miller filed a complaint (the "Miller Complaint") in the Superior Court of Connecticut, Judicial District of New Haven, against Echlin and certain directors of Echlin. The Miller Complaint is brought on behalf of a purported class of all shareholders of Echlin and alleges that Echlin and the director defendants have breached their fiduciary duties to Echlin shareholders by failing to negotiate with SPX concerning its acquisition overtures and failing to take steps to maximize shareholder value and Echlin's attractiveness as a potential acquisition candidate. The Complaint seeks to enjoin defendants from taking any action that does not maximize the shareholder value of Echlin and unspecified monetary damages.

               On or about February 19, 1998, Park East, Inc. filed a complaint (the "Park East Complaint") in the United States District Court for the District of Connecticut against Echlin and certain directors of Echlin. The Park East Complaint is brought on behalf of a purported class of all shareholders of Echlin and alleges the same fiduciary duty claims as are alleged in the Miller Complaint, as well as claims that the Connecticut Anti-Takeover Statutes are unconstitutional. The Park East Complaint seeks to order the defendants to cooperate fully with any entity proposing a transaction, as well as unspecified monetary damages and a declaration that the Connecticut Anti-Takeover Statutes are unconstitutional.

               The Company and the Board believe that the allegations in both the Miller Complaint and the Park East Complaint are without merit.

               On April 6, 1998, Echlin filed a complaint (the "Echlin Complaint") in the United States District Court for the District of Connecticut against SPX. The Echlin Complaint states that SPX has committed violations of the rules promulgated under federal securities laws in connection with SPX's false and misleading statement that over 35% of the shareholders of Echlin have delivered valid unrevoked demands requesting a special meeting of Echlin shareholders and that such meeting must be held by June 23, 1998. The Echlin Complaint seeks to enjoin SPX from continuing its solicitation efforts until the false and misleading statements made by SPX have been cured. The Echlin Complaint also seeks monetary damages from SPX.

               On April 13, 1998, SPX filed a counterclaim (the "SPX Counterclaim") for declaratory and injunctive relief. The counterclaim alleges that Echlin improperly refused to call a special meeting of Echlin shareholders in violation of Connecticut law and Echlin's own By-laws, and that Echlin made false and misleading statements in connection with its refusal to call for such a meeting in violation of the Williams Act. SPX's motion for a preliminary injunction (the "SPX Motion"), which was filed with its complaint, seeks an order from the district court (i) directing Echlin to hold a special meeting within 60 days of April 24, 1998 or by June 1, 1998 and (ii) enjoining Echlin from making further false and misleading statements concerning SPX's solicitation of demands for the special meeting.

               On April 14, 1998, Echlin filed a motion for a preliminary injunction (the "Echlin Motion") seeking to enjoin SPX from continuing to solicit demands for a special meeting of Echlin shareholders unless and until SPX issues and circulates to Echlin shareholders statements correcting SPX's false and misleading statements that were described in Echlin's complaint.

               A hearing on the cross motions for preliminary injunctions has been scheduled by the district court for May 7, 1998.

               The foregoing description of litigation is qualified in its entirety by reference to Exhibits 5 through 10 hereto.

Item 9. Material to be Filed as Exhibits.

        *Exhibit 1   Letter to Shareholders of Echlin dated May 4, 1998.

        *Exhibit 2   Press release dated May 4, 1998.

        *Exhibit 3   Opinion of Salomon Smith Barney to the Board of Directors
                     of Echlin Inc. dated May 3, 1998.

         Exhibit 4   Pages 9-20 of Echlin's Revocation Proxy Statement.

         Exhibit 5   The Miller Complaint.

         Exhibit 6   The Park East Complaint.

         Exhibit 7   The Echlin Complaint.

         Exhibit 8   The SPX Counterclaim.

         Exhibit 9   The Echlin Motion.

         Exhibit 10  The SPX Motion.

         Exhibit 11  The Merger Agreement.

         Exhibit 12  The Option Agreement.


------------
   * Included in material sent to shareholders.


                                *  *  *  *

      Certain statements included herein are "forward-looking" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Act"), and are made in good faith by Echlin pursuant to the Act's "safe harbor" provisions. To the extent that such statements are deemed issued in connection with a tender or exchange offer, it should be noted that the safe harbor provisions of the Act do not apply to tender or exchange offers. Such forward-looking statements are not guarantees of future performance, and may involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied. Risks and uncertainties include, without limitation, global and regional economic conditions, business conditions in the overall automotive industry, and the cost and timing of the Company's repositioning plan implementation. They also include other factors discussed herein and those detailed from time to time in the Company's filings with the Securities and Exchange Commission.

                                 SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        ECHLIN INC.



                                        By: /s/ Jon P. Leckerling
                                            ---------------------------------
                                            Name: Jon P. Leckerling
                                            Title: Senior Vice President,
                                                   General Counsel and
                                                   Corporate Secretary


Dated: May 4, 1998


                                                                    SCHEDULE I



                RECENT TRANSACTIONS IN ECHLIN COMMON SHARES

               Set forth below is a summary of transactions which were effected during the past 60 days by Echlin, or, to the best of the knowledge of Echlin, any executive officer, director, affiliate or subsidiary of Echlin.

Individual                              Share Activity
----------                              --------------

None                                         None